August 20, 2025

Michael Stein
General Counsel
Gambling.com Group Limited
22 Grenville Street
St. Helier, Jersey JE4 8PX Channel Islands

       Re: Gambling.com Group Limited
           Registration Statement on Form F-3
           Filed August 14, 2025
           File No. 333-289617
Dear Michael Stein:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rucha Pandit at 202-551-6022 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Jessica Chen